Exhibit 1

Ellomay Capital Announces Approval of Dual Listing on the Tel-Aviv Stock Exchange

Welcoming ceremony to be held at the TASE Visitor Center on October 27, 2013

Tel-Aviv, Israel, October 22, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”), today announced that the Tel-Aviv Stock Exchange (“TASE”) has approved the dual listing of the Company’s ordinary shares on the TASE beginning on Sunday, October 27, 2013, under the ticker symbol ELOM. The Company’s ordinary shares will thereafter be listed on both the NYSE MKT in the United States and the TASE in Israel. Based on the current market capitalization of the Company and other current market information, the Company expects to become part of the TA MidCap-50 index.

Ellomay will host a welcoming ceremony on Sunday, October 27, 2013, at 9:30 AM Israel time at the Tel-Aviv Stock Exchange Visitor Center at 54 Ahad Ha'am Street, Tel Aviv. Shlomo Nehama, Chairman of the Board of Ellomay, will speak and the Company’s management will be available for questions.

 “We are pleased to join the TASE with this new dual listing,” said Ran Fridrich, CEO and a member of the board of Ellomay. “We believe that this move will expand the holdings of institutional shareholders in the Company. Ellomay has the type of operations that match the preferences of the Israeli institutional investors and the decision to dual list the shares was intended, among other things, to facilitate their investment in the Company. This is a period in which the market expresses interest in the Company and its operations, Ellomay holds high quality assets in Israel and Europe and is trying to locate new investments in order to expand its operations in the energy sector.”

The Company will remain subject to the rules and regulations of the NYSE MKT and of the U.S. Securities and Exchange Commission. Trading on the TASE occurs on Sunday from 9:45 AM to 4:30 PM Israel time and on Monday through Thursday from 9:45 AM to 5:30 PM Israel time, except on TASE trading holidays. Through the amendment to the Israeli Securities Law, 5728-1968, that took effect in October 2000, U.S.-listed companies may dual-list on the TASE without additional regulatory requirements. TASE links to the U.S. markets via a direct link to DTC, a subsidiary of the Depository Trust & Clearing Corporation, which facilitates the trading of dually-listed securities.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate capacity of approximately 22.8 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including the share price of the Company’s ordinary shares on the TASE and other market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com